EveryDay Contacts

Affordable all day comfort, everyday health



The Loyalty Problem

Doctor

94% of patients use the lens recommended by their eye doctor**

Patient
(Consumer)

More than 4 out of every 10 patients walk from their doctor's office to buy lenses from some other retailer*

58% of patients buy contact lenses from their doctor

Source:
* The Vision Council; Independent eye doctors write 63% of prescriptions and sell only 37% of product (contact lenses)
**CooperVision Survey November 2015

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The Opportunity - TAM $1.8B @ 14% CAGR

Independent Eye Care Professionals (iECP)
Daily disposable contact lenses (DD)

Exams and Lens revenue by channel

% exams	% revenue	
63%	37%	Independent ECP
14%	18%	Eye Care Chains
14%	25%	Retailers / Clubs
0%	18%	Online

The Loyalty Problem

- costs iECPs: $0.470B annually
- Results in lower patient engagement
- Diminishes Patient Outcomes

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The EDC Solution
Profitable and patient centered

Doctor

EveryDay Contacts
- Doctor enabled D2C
- Exclusive premium Lens

Patient
(Consumer)

+20-30% higher fulfillment rates and patient retention

Less than 2 out of every 10 patients walk

Doctor
- ✓ Recapture Lost Revenue
- ✓ No walk prescription
- ✓ Monthly Patient touch

Patient (Consumer)
- ✓ D2C convenience
- ✓ Subscription
- ✓ Comfort at a more affordable price

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UNCOATED LENS
COATED LENS

NEW TECHNOLOGY ENABLES PREMIUM LENSES AT A D2C PRICE

Unique patent pending surface technology

+ Exclusively available from EDC resellers
+ All day comfort, increased hydrophilicity
+ Easily integrated with current process
+ Lower cost compared to competitor surface treatments

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EVERYDAY CONTACTS
Patient Health centered Model



EYE DOCTOR
OFFICE VISIT
PARTNER AGREEMENT
EVERYDAY CONTACTS PLATFORM
PRESCRIPTION, SUBSCRIPTION, COMMUNICATION + EDUCATION
CONSUMER /PATIENT
LENSES SHIPPED MONTHLY
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NEW MODEL
DOCTOR-ENABLED D2C

Patient Visits Doctor

↓

Doctor Prescribes EDC in Platform

↓

Patients enters Payment info

↓

Patient pays $50 monthly for 30-day supply

↓

Doctor Reimbursed as Reseller

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Snowball effect – a unique scalable model

Launch with 100 Doctors (resellers)

End of Year 1

199 Doctors: $6.3M ARR

End of Year 2

343 Doctors: $22.3M ARR

End of Year 3
613 Doctors
$50.9M ARR

Assumptions:

- Introduction: Q4 2021
- $50/month/customer
- 5-7 new customers/doctor/month
- Avg doctor sees 218 - 312 patients/month*

Source: * American Optometric Association

Disclosure: These projections are not guaranteed

Value Proposition

Eye Doctor Benefits	Patient Benefits
No-Walk prescription*	Increased comfort
Patient Retention & Recapture	High Dk/t Premium silicone hydrogel daily disposable lens
Earn as reseller of branded contact lens	Worry free fulfillment via subscription
Only available through ECPs via EDC reseller agreement	Online convenience and pricing from trusted eye care professional
Transparent Consumer Pricing	

*Solves a problem that no other lens company is solving!

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+ Lilly, Happiness Officer
Stress Manager, Wellness Promoter

Our Team



+ Lawrence Chavez, CEO
Experienced Entrepreneur, Investor, Flywheel Ventures, Astria Semiconductor, Lotus Leaf Coatings



+ Paul Butler, COO
VP Biometric Solutions, HID Global, COO, Lumidigm, CTO Honeywell Process Solutions, Motorola



+ Lynn Winterton, PhD, Head of Technical Integration
Former Global Head of Vision Care R&D, Alcon,
Head of Daily Disposable Category CIBA Vision



+ Christopher Sanchez, Lead Chemist
Co-inventor of EveryDay Contacts Coating Technology, Lotus Leaf Coatings, Adherent Technologies



+ Jan Gosau, Research & Development Lead
Co-inventor of EveryDay Contacts Coating Technology, Lotus Leaf Coatings



+ James Barton, Strategy Advisor
Former VP Business Development and VP of Strategy and Commercial Development, Bausch & Lomb

lotusleaf COATINGS
Flywheel VENTURES
CIBA VISION
Alcon
B+L BAUSCH+LOMB
Adherent Technologies, Inc.
Honeywell
HID
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OUR MEDICAL ADVISORY BOARD

+ **Dr. Alan Glazier, OD, Medical Advisor**
Founder of ODs on Facebook, Shady Grove Eye & Vision Care, Thought Leader in the Eye Care Industry



+ **Dr. Susan Resnick, OD, FAAO**
Diplomate of the American Board of Optometry



+ **Dr. Melissa Barnett, OD, FAAO, FSLS**
UC Davis, Board of Certification in Medical Optometry



+ **S. Barry Eiden, OD, FAAO**
President and Medical Director of North Suburban Vision Consultant, Clinical Professor, University Illinois, Chicago



+ **Dr. Thomas P. Arnold, OD, FSLS**
Owner, Today’s Vision, Adjunct Faculty at University of Houston





INVESTMENT ASK

Current Status

Raised $1,600,000 to date

Completed: Tech development, initial branding, pre-clinical work, partnership development

Primary Investors: Hunt Holdings, NMA Ventures

Seeking Funding

$250,000 via WeFunder Reg. CF
$1,250,000 via other accredited investors via Reg D

Usage: Clinical Trial, Platform Build, Marketing, Launch

Series Seed Preferred Stock
$7.4 Pre-Money

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A BETTER WAY

+ EveryDay Contacts is the only premium contact lens company for both patients and doctors, we have reengineered the contacts lens and the delivery system to provide people with both better lenses and essential expertise, because first and foremost, our vision is to protect yours

THANK YOU

+ Contact: Lawrence Chavez

+ lawrence.chavez@everydaycontacts.com

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